May 3, 2007

Citibank, N.A.
Depositary Receipts Services
388 Greenwich Street, 14th floor
New York, NY 10013

Re: American Depositary Receipts for American Depositary Shares representing one class A share, par value SEK 1.25 per share, of Atlas Copco AB

Ladies and Gentlemen:

I refer to the Registration Statement on Form F-6 (the "Registration Statement") to be filed with the Securities and Exchange Commission ("SEC") by the legal entity created by the Deposit Agreement (as hereinafter defined) for the purpose of registering under the Securities Act of 1933, as amended ("Securities Act"), 100,000,000 American Depositary Shares ("ADSs") to be issued under the Deposit Agreement, dated as of November 9, 1990, as amended and restated as of September 19, 1995, by and among Citibank, N.A. as Depositary, Atlas Copco AB, a company organized under the laws of the Kingdom of Sweden (the "Company"), and the Holders and Beneficial Owners of American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs") issued thereunder (the "Deposit Agreement"). Each ADS will represent, subject to the terms and conditions of the Deposit Agreement, one class A share, par value SEK 1.25 per share, of the Company.

Assuming that the Deposit Agreement has been duly executed and delivered by the Company and the effectiveness of the Registration Statement at the time of their issuance, I am of the opinion that the ADSs covered by the Registration Statement, when issued in accordance with the terms and conditions of the Deposit Agreement, will be legally issued and will entitle Holders (as such term is defined in the Deposit Agreement) of ADSs to the rights specified in the Deposit Agreement and the ADRs.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

This opinion is limited to the laws of the State of New York and the Federal laws of the United States.

Very truly yours,


/s/ Patricia Brigantic

Patricia Brigantic
Director & Associate General Counsel